UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

LIFE PARTNERS POSITION HOLDER TRUST

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

CFunds Life Settlement, LLC

(Offeror)

________________________

Contrarian Funds, L.L.C.

(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)

(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Position Holder Trust Interests

IRA Partnership Interests

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jennifer Diagonale

Contrarian Capital Management, L.L.C.

411 West Putnam Ave., Suite 425

Greenwich, Connecticut 06830

(203) 862-8200

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Elizabeth Gonzalez-Sussman and Kenneth Schlesinger

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$24,999,999.92	$2,727.50

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 71,635,237 issued and outstanding interests of Life Partners Position Holder Trust and 106,936,191 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of $0.14 per Interest.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, effective October 1, 2020. Such fee equals .0001091 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	None Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offers by CFunds Life Settlement, LLC, a Delaware limited liability company (“Offeror”), to purchase up to 71,635,237 of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Trust”), and up to 106,936,191 of the outstanding IRA partnership interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (the “Partnership”). The tender offers are being made at a price per Trust Interest or Partnership Interest, as applicable, of $0.14, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust or the Partnership, as applicable, based upon a record date occurring from the date hereof until the date and time the Trust Interests and the Partnership Interests are accepted for payment. The tender offers are subject to the conditions set forth in the Offer to Purchase, dated October 28, 2020 (the “Offer to Purchase”), and in the related Assignment Forms (the “Assignment Forms”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.” While for convenience the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests are referred to together as constituting the Offer, the two offers are separate. Each offer is subject to a separate maximum number of Interests that Offeror is offering to purchase, and each will be separately prorated if it is oversubscribed, without regard to subscriptions tendered in the other offer.

Contrarian Funds, L.L.C., a Delaware limited liability company (“Parent”), indirectly owns all issued and outstanding equity interests in Offeror. Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.

The Offer is being commenced on the date hereof by publishing a summary advertisement. To the extent any holder of Trust Interests or Partnership Interests, as applicable, requests tender offer materials pursuant to the summary advertisement or otherwise, the Offeror will mail the tender offer materials to such holder by first class mail or otherwise furnish such materials with reasonable promptness.

The information set forth in the Offer to Purchase and the Assignment Forms, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) and (a)(1)(C) to this Schedule TO, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

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Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 28, 2020.
(a)(1)(B)	Assignment Form for Position Holder Trust Interests.
(a)(1)(C)	Assignment Form for IRA Partnership Interests.
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.
(a)(1)(F)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(G)	Summary Advertisement as published in The Dallas Morning News, dated October 28, 2020.
(a)(1)(H)	Text of Email sent to Trust and Partnership Interest Holders.
(a)(1)(I)	Form of Email to be issued to Interest Holders Prior to Expiration of the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	Form of Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement - Tender Offer, among CFunds Life Settlement, LLC, Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2020	CFUNDS LIFE SETTLEMENT, LLC

	By:	Contrarian Funds, L.L.C., as Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 28, 2020.
(a)(1)(B)	Assignment Form for Position Holder Trust Interests.
(a)(1)(C)	Assignment Form for IRA Partnership Interests.
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.
(a)(1)(F)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(G)	Summary Advertisement as published in the The Dallas Morning News, dated October 28, 2020.
(a)(1)(H)	Text of Email sent to Trust and Partnership Interest Holders.
(a)(1)(I)	Form of Email to be issued to Interest Holders Prior to Expiration of the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	Form of Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement - Tender Offer, among CFunds Life Settlement, LLC, Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.
(g)	None.
(h)	None.

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